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                         [BROOKE CORPORATION LETTERHEAD]

                                  April 4, 2002

VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

     Re: Brooke Corporation (the "Company") Registration Statement on Form S-3 filed February 26, 2002 (the "Registration Statement"); File No. 333-83378

Ladies and Gentleman:

        Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the withdrawal of the Registration Statement. The Company requests that the Securities and Exchange Commission (the "Commission") approve the order as of the date hereof or at the earliest practical date thereafter. The Company originally filed the Registration Statement with the Commission on February 26, 2002.

        No securities were sold in connection with the Registration Statement. The Company is submitting this request in response to the comment from the staff of the Commission dated March 1, 2002 (the "Comment Letter"), addressed to Mr. Leland G. Orr, advising the Company to withdraw the Registration Statement.

        If you have any questions regarding this filing, or if anything further is required to effect the withdrawal the Registration Statement, please call Mark Kitchin, Esq., at (800) 642-1872.



                                        Very Truly Yours,

                                        /s/ Leland G. Orr
                                        ---------------------
                                        Leland G. Orr, Chief Financial Officer


        cc:    Trent Johnson, Esq.